UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

GTx, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

40052B108

(CUSIP Number)

J. R. Hyde, III
17 West Pontotoc Avenue, Suite 200
Memphis, TN 38103
(901) 685-3412

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. 

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934  (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 6 Pages)

CUSIP No.                      40052B108

1.           Names of Reporting Persons.  I.R.S. Identification Nos. of above persons (entities only).

J. R. Hyde III

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ............................................................................................................................☐
(b) ............................................................................................................................☐

3.           SEC Use Only

4.           Source of Funds (See Instructions) ............................................................................................................................PF

5.           Check if Disclosure or Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ........................☐

6.           Citizenship or Place of Organization  .................................................................................................................................United States

	7.	Sole Voting Power	27,347,894
Number of
Shares
Beneficially	8.	Shared Voting Power	2,315,446
Owned by
Each	9.
Reporting		Sole Dispositive Power	27,347,894
Person
With	10.	Shared Dispositive Power	2,315,446

11.           Aggregate Amount Beneficially Owned by Each Reporting Person………………29,663,340

12.           Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)        ☐

13.           Percent of Class Represented by Amount in Row (11)………….…………………...…......36.9%

14.           Type of Reporting Person (See Instructions)                                                                                                                                        IN

(Page 2 of 6 Pages)

EXPLANATORY NOTE

This Amendment No. 6 to Schedule 13D (the “Amendment”) is being filed to amend Amendment No. 5 to Schedule 13D, filed by J. R. Hyde, III (the “Reporting Person”) on March 10, 2014 (“Amendment No. 5”).  This Amendment is being filed to amend the number of shares and percentage of class beneficially owned by the Reporting Person as shown on the cover page and Item 5 of Amendment No. 5, which inadvertently omitted Warrants to purchase Common Stock of GTx, Inc. owned by the reporting person that were exercisable within 60 days, included shares no longer beneficially owned by the Reporting Person and reports but excluded shares of which the Reporting Person is the beneficial owner.

Item 3.  Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety to include the following:

On March 6, 2014, Mr. Hyde purchased 5,988,024 shares of Common Stock and Warrants to Purchase 5,089,821 shares of Common Stock (the “Warrants”) in a private offering by the Issuer for $10,636,227.71 with his personal funds, pursuant to a Securities Purchase Agreement entered into with the Issuer on March 3, 2014.  No part of the purchase price was borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the shares of Common Stock.  The Securities Purchase Agreement and form of Warrant were previously filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on May 4, 2014 and are incorporated by reference herein. The Warrants are immediately exercisable, in whole or in part, for one year from March 6, 2014, at an exercise price of $1.67 per share.

Item 5.  Interest in Securities of the Issuer

Item 5 is hereby amended and restated in its entirety to include the following:

(a)
As of March 6, 2014, Mr. Hyde beneficially owned, for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, an aggregate of 29,663,340 shares of the Common Stock, constituting approximately 36.9% of the shares outstanding. The approximate percentage of shares of Common Stock beneficially owned by Mr. Hyde is based on 75,161,437 shares of Common Stock outstanding as of March 10, 2014 as reported by the Issuer, and assumes the exercise of the Warrants and the distribution of 67,387 shares of Common Stock issuable pursuant to the Company’s Directors’ Deferred Compensation Plan (the “Deferred Compensation Shares”).

The shares of Common Stock beneficially owned by Mr. Hyde as reported above includes 18,197,005 shares of Common Stock owned individually (which includes 67,387 of Deferred Compensation Shares), 216,462 shares of Common Stock owned by Mr. Hyde’s spouse, 145,352 shares of Common Stock held by Pittco Associates, L.P., 3,915,716 shares of Common Stock held by Pittco Investments, L.P., 1,844,851 shares of Common Stock held indirectly by trusts for the benefit of Mr. Hyde’s children (“Family Trusts”), 254,133 shares of Common Stock held indirectly in grantor retained annuity trusts on behalf of Mr. Hyde (the “GRATs”), and 5,089,821 shares of Common Stock issuable upon exercise of the Warrants.

(b)	Common Stock beneficially owned.

i.
Mr. Hyde has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 27,347,894 shares of Common Stock, which includes 18,197,005 shares of Common Stock owned individually (which includes 67,387 of Deferred Compensation Shares), 145,352 shares of Common Stock held by Pittco Associates, L.P., 3,915,716 shares of Common Stock held by Pittco Investments, L.P. and 5,089,821 shares of Common Stock issuable upon exercise of the Warrants.

(Page 3 of 6 Pages)

ii.
Mr. Hyde shares the power to vote or to direct the vote and the power to dispose of 1,844,851 shares of Common Stock held indirectly by the Family Trusts, 254,133 shares of Common Stock held indirectly in the GRATs and 216,462 shares of Common Stock owned by Mr. Hyde’s spouse.

iii.
As the trustee of both the GRATs and the Family Trusts, John Pontius (“Mr. Pontius”) shares the power to vote and to dispose of shares of Common Stock held by the GRATs and the Family Trusts. Mr. Pontius is the President of Pittco Management, LLC (business and investment management), which is owned 100% by Mr. Hyde. Mr. Pontius’ business address is the same as that of Mr. Hyde: 17 West Pontotoc Ave., Suite 200, Memphis, Tennessee 38103. Mr. Pontius is a citizen of the United States.

iv.
During the last five years, Mr. Pontius has not been convicted in a criminal proceeding, nor has he been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(c)
In addition to the transactions set forth in Item 3 above, the trading dates, number of shares of Common Stock purchased or sold, the manner in which the transaction was effected, and price per share for all transactions in the Common Stock during the past 60 days by Mr. Hyde are as follows:

i.	On January 2, 2014, Mr. Hyde was granted 8,110.12 shares of Common Stock, as reported on Mr. Hyde’s Form 4 filed with the SEC on January 6, 2014.

(d)
Except for persons described above in paragraph (b) of this Item 5, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of any shares of Common Stock, other than Mr. Hyde’s spouse who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the 216,462 shares of Common Stock that she owns.

(e)	Not applicable.

(Page 4 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 13, 2014

/s/ J. R. Hyde, III
J. R. Hyde, III

(Page 5 of 6 Pages)

EXHIBIT INDEX
Exhibit No.	Description
99.1(1)	Form of Securities Purchase Agreement, dated as of March 3, 2014, by and among the Issuer and the Purchasers named therein.

99.2(1)	Form of Warrant, dated as of March 3, 2014

(1)	Filed as Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on March 4, 2014 and incorporated herein by reference.

(Page 6 of 6 Pages)